DEXIA

[redacted]

06019071

RECEIVED

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

November 16 th, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

SUPPL

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of November 16 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

12/13

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00

PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

22 P. Brussels, Paris, November 16, 2006 – 2 :00 p.m.

Activity and results as of September 30, 2006

Another robust quarter for earnings growth and new business

THIRD QUARTER 2006

Net income – Group share:	**EUR 612 million**	**+21.7% on Q3 2005**
Earnings per share[1]:	**EUR 0.56**	**+19.1% on Q3 2005**

NINE MONTHS 2006

Net income – Group share:	**EUR 1,963 million**	**+32.2% on reported results** **+14.3% on underlying[3] results**
Earnings per share[1]:	**EUR 1.80**	**+32.7% on 9M 2005**
Return on equity[2]:	**23.0%**	**19.3% in 9M 2005**

[1]Undiluted; [2]Annualized; [3]Excludes nonrecurring items and marked-to-market variations on FSA's CDS portfolio.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 43 92 77 05
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 43 92 82 54

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

The Board of Directors of Dexia met on November 16, 2006 and approved the Group's financial statements as of September 30, 2006.

Consolidated statement of income*

in millions of EUR	Q3 05	Q3 06	Variation	9M 2005	9M 2006	Variation
Income	1,510	1,663	+ 10.1 %	4,406	5,127	+ 16.4 %
Costs	- 821	- 850	+ 3.5 %	- 2,387	- 2,509	+ 5.1 %
Gross operating income	**689**	**813**	**+ 18.0 %**	**2,019**	**2,618**	**+ 29.7 %**
Cost of risk	+ 24	- 8	n.s.	- 26	- 69	x 2.7
Impairment on (in)tangible assets	0	- 1	n.s.	+ 1	- 1	n.s.
Tax expense	-195	- 177	-9.2 %	- 467	- 529	+ 13.3 %
Net income	**518**	**627**	**+ 21.0 %**	**1,527**	**2,019**	**+ 32.2 %**
Minority interests	15	15	-0.4%	42	56	+ 33.3 %
Net income – Group share	**503**	**612**	**+ 21.7 %**	**1,485**	**1,963**	**+ 32.2 %**
Cost-income ratio	54.4%	51.1%	-	54.2 %	48.9 %	-
ROE (annualized)	19.3%	20.4%	-	19.3 %	23.0 %	-

* audited statement of income (limited review).

Net income – Group share amounted to EUR 1,963 million, up EUR 478 million or +32.2% over the same period in 2005. A few changes in the scope of consolidation led to minor variance (EUR +1 million). The amount of non-operating items is almost thrice higher for the first nine months of 2006, essentially because of the capital gain related to the creation of the joint venture RBC Dexia Investor Services (EUR 227 million), and the sale of some participations.
Excluding the non-operating items, the underlying net income – Group share stood at EUR 1,517 million, increasing by 14.3% (EUR +190 million). At constant exchange rate, the growth would have been EUR +186 million (up 14.0%). This progression is based on the very good underlying contribution of all commercial business lines: +12.9% in Public/Project Finance, +12.7% in Personal Financial Services, +23.6% in Asset Management, +60.0% in Investor Services, +50.2% in Insurance Services and +4.7% in Treasury and Financial Markets.

During the third quarter of 2006, net income – Group share reached EUR 612 million, up EUR 109 million (+21.7% over the same period of 2005). Excluding the non-operating items, the underlying net income – Group share reached EUR 470 million (up EUR 56 million), the progression stemming from the good performance of all commercial business lines.

Total income amounted to EUR 5,127 million for the first nine months of the year, a 16.4% increase over the same period of 2005, with notably good underlying performances from Insurance Services, Asset Management and Investor Services, which all delivered growth rates above 20%.
In the third quarter of 2006, total income amounted to EUR 1,663 million, up 10.1% over the 2005 third quarter.

Costs stood at EUR 2,509 million in the first nine months of the year, up 5.1% or EUR 122 million over the same period of 2005, an increase considered moderate in view of the robust income growth and the number of projects and initiatives related to the organization put in place in 2006. A significant fraction of this increase is linked with business development, both in the domestic markets and internationally.

When neutralizing the above and the exchange rate effect, the costs growth amounts to 4.7% or EUR 112 million of which some is linked to a number of non typical items, such as the preparation of the moves to new headquarters – Dexia Tower in Brussels and CBX Tower in Paris –, consultancy fees and new accounting treatment of specific items in some units.

As will be seen below, the split of the cost base by business segment has also changed with the reorganization in 2006, some cost items being shifted from the business units to the holding company, leading to a higher cost base at Central Assets.

In the individual business lines, the cost increase was significant where business was strong (Asset Management and Investor Services in particular), whilst it remained under very good control in Personal Financial Services (+1.5%) and Treasury and Financial Markets (-0.6%).

In the third quarter of 2006, costs went up 3.5% to EUR 850 million.

The **cost-income ratio** in the first nine months of 2006 stood at 48.9%, largely below the 54.2% posted in the same period of 2005 because of the capital gains discussed above. The underlying cost-income ratio has improved from 55.6% to 53.9% in one year.

The **gross operating income** amounted to EUR 2,618 million in the first nine months of the year, up 29.7% compared to the same period of 2005. The progression was +13.8% on an underlying basis, with strong progressions of all business lines, not only in Public Finance (+12.7%), but also in Asset Management, Insurance and Investor Services (+46.8%) and in Treasury and Financial Markets (+16.6%) – see detailed analysis below.
In the third quarter of 2006, the gross operating income reached EUR 813 million, an increase of 18.0% over the same quarter of 2005, and of 12.8% on an underlying basis.

The **cost of risk** amounted to EUR 69 million in the first nine months of the year compared to EUR 26 million one year earlier. Excluding the non-operating items, the underlying cost of risk totalled EUR 54 million, i.e. an increase of EUR 18 million on 12 months largely explained by the 2005 record low level. The cost of risk ratio (net annualized charge as a percentage of total outstandings) for banking activities remained at a low 2.1 basis points.

Tax expense (comprising both current and deferred taxes), at EUR 529 million, has been increasing by 13.3% in the first nine months of 2006. Excluding the non-operating items (detailed on page 22 of the Activity Report Q3 2006), the progression would have been 7.4%.

Minority interests are up with a third in the first nine months of 2006 because of the charges linked to the hybrid instrument issued at the end of 2005.

The **return on equity** (ROE – annualized) reached 23.0% for the first nine months of the year compared to 19.3% for the same period of 2005. This strong increase is largely explained by the gain related to the joint venture transaction and to the sale of some participations as explained above. Excluding the effect of the joint venture transaction, the ROE would have been 20.3%.

Earnings per share (EPS) stood at EUR 0.56 in the quarter (undiluted), up 19.1% from the third quarter of 2005. Excluding the non-operating items, the underlying EPS stood at EUR 0.43 compared to EUR 0.38 in the third quarter 2005 (up 11.9%).
Regarding the first nine months of the year, EPS stood at EUR 1.80, which compares to EUR 1.36 one year earlier, i.e. an increase of 32.7% (or +14.7% underlying).

Group Tier 1 ratio[1] reached 10.8%, up from 9.9% at the end of June 2006. This important increase stems mainly from two factors in opposite directions: i) the capital increase realized in September 2006 for an amount of EUR 1.2 billion (62,176,166 new ordinary shares have been created), and ii) the repayment, upon a call option of a Hybrid Tier 1 issued by Dexia BIL, for an amount of EUR 275 million (out of EUR 500 million issued in 2001).
Taking 50% of the hybrid capital instruments, the Tier 1 ratio stood at 10.4% as of September 30, 2006 (versus 9.4% at the end of June 2006).

Of note, EUR 500 million of Undated Deeply Subordinated Notes qualifying as Tier 1 capital were issued in October 2006, with payment date on November 2, 2006. This issue and the above-mentioned capital increase are part of the financing plan of the acquisition of DenizBank in Turkey, which will be consolidated in the last quarter of 2006.

Outlook
Following a very good performance in the first nine months, 2006 promises to be another good year for Dexia.

[1] Regulatory definition including 100% of Hybrid Tier 1 instrument.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. Public/Project Finance and Credit Enhancement

Activity

Long-term commitments[2] were up 18.0% (+18.9% at constant exchange rate) over the last twelve months, reaching EUR 253.3 billion as of September 30, 2006, notably pulled significantly by Iberia, Italy, America and business booked at headquarters, but also by France, Germany, the United Kingdom as well as Central and Eastern Europe. EUR 221.9 billion relate to the sole public local sector and EUR 31.4 billion to corporate and project finance outstanding items.

Long-term originations[3] continued to progress during the first nine months of 2006 even when compared to the record levels reached in 2005. They amounted to EUR 37.5 billion in the first nine months of 2006, up 9.5% compared to the first nine months of 2005, of which EUR 27.0 billion for Public Finance. This growth is the result of a good activity in public finance mainly in France, Sweden, Italy as well as activity booked at headquarters. But this growth also stems from the strong level of originations in project finance, with notably the closing of very large innovative mandates in the infrastructure/PPP sector. It is worth noticing that the most recent booking units of Dexia (in Canada, in Mexico and in Central and Eastern Europe) represent 10% (or EUR 3.2 billion) of the total public finance originations.

Regionally, the commercial performances were as follows:

- In **France**, long-term commitments rose by 6.1% to EUR 58.5 billion compared to the level reached one year ago. Thanks notably to the transfer of responsibilities from the central government to the regions and departments but also to the increasing demand stemming from the local authorities expecting a rate increase, Dexia was able to improve its originations by 18.4% in the public sector over the nine-month period. The hospital market was also very buoyant due to a government initiative "Plan Mattei" which had already led to a doubling of the investments in this sector. In the corporate and project finance area, the activity was particularly dynamic, with originations reaching EUR 1,005 million in the first nine months of the year, versus EUR 304 million for the same period last year. Of note, Dexia Crédit Local co-arranged the largest French hospital PPP transaction (EUR 345 million). In total, long-term originations amounted to EUR 6.7 billion, up 31.0% compared to the first nine months of 2005.

- In **Belgium**, long-term commitments amounted to EUR 30.5 billion as of September 30, 2006, up 2.6% over the same period last year. In the public finance sector, in a context of lowering demand due to the upcoming elections, the originations were EUR 1.7 billion. In corporate and project finance, the originations increased by 14.0% to EUR 1.2 billion.

- In **Luxembourg**, long-term commitments stood at EUR 1.8 billion at the end of the first nine months of 2006, up 8.6% compared to September 30, 2005.

[2] Fully-consolidated subsidiaries.
[3] Fully-consolidated subsidiaries, excluding Germany.

- In **Italy**, total long-term commitments amounted to EUR 35.8 billion, up 17.3% over the last twelve months. The originations in public finance, increased by 5.1%, reaching EUR 3.6 billion, reflecting Dexia Crediop's good commercial performance. The activity was particularly good in the international issues and securitization sectors. Many transactions were closed, of which the underwriting of a EUR 1.8 billion securitization mandated by the Lazio Region. Dexia Crediop also managed to win some advisory mandates, notably for the Rome subway.

- In **Iberia**, long-term commitments totalled EUR 8.3 billion, up 34.0% over the last twelve months. The originations reached EUR 1.7 billion, a very good 17.3% increase in a context of a rather subdued demand, harsh competition and notwithstanding the high level of comparison due to the very large transactions concluded in 2005. In corporate and project finance, Dexia Sabadell Banco Local co-arranged the first hospital PPP transaction in Spain for EUR 222 million in the Madrid area.

- In the **United Kingdom**, long-term commitments reached EUR 8.9 billion (up 43.3% in twelve months). The originations increased by 7.0% to EUR 1.7 billion, compared to the first nine months of last year, with a still decreasing trend in the public sector, but a very buoyant corporate and project finance sector. In this context, Dexia Public Finance Bank London kept being very active in the PFI market, especially with the GBP 212 million financing for two hospital projects in Glasgow, the largest PFI deal in the health sector as of today in the United Kingdom. Of note, the London team, together with the Paris and Brussels teams co-arranged the very large GBP 2.4 billion financing for the acquisition by three investment funds of the largest harbor operator in the country.

- In **Central and Eastern Europe**, long-term commitments kept increasing at a rapid pace, standing at EUR 4.9 billion at the end of the first nine months of 2006 (from EUR 2.8 billion as of September 30, 2005). Total originations for the first nine months of 2006 (EUR 2.4 billion) nearly reached the same very high level of 2005, in a more competitive environment, stemming from the local banks. Dexia Kommunalkredit Bank (DKB) succeeded in being the leading foreign actor in Poland and Romania, the two most densely populated countries of the area. In Poland, the activity was particularly strong in the health sector as well as with the local authorities. Regarding the corporate and project finance sector, the commitments reached EUR 0.3 billion from greenfield, and DKB arranged its first deal in the Czech Republic for a wind farm financing.

- In **America**, long-term commitments amounted to EUR 44.8 billion, up 13.1% in one year. The originations decreased by 8.1% in a contrasted first nine months with a municipal market much less active than in 2005, a record year, but with a more vigorous activity in the project finance sector. In this area, the New York branch originations were multiplied by 1.5, reaching EUR 1.1 billion with some very important transactions closed such as the co-arranging of the USD 4.1 billion Indiana toll road project.

- In **Germany**, long-term commitments reached EUR 29.2 billion, up 14.6% in one year. The Frankfurt office increased its originations by 10% (to EUR 2.2 billion), structured loans representing nearly 70% of the total.
- The activity conducted in **other** countries and booked at **headquarters** kept increasing at a very high pace, with long-term commitments doubling in one year, to EUR 25.6 billion as of September 30, 2006. The activity carried out on the Japanese bond market was very active all along the three quarters. Dexia has been granted its Japanese banking license at the beginning of November 2006, allowing it, from now on, to work directly with Japanese municipalities. The corporate and project finance activities also experienced a very strong growth, with long-term originations amounting to EUR 4.8 billion (x2.5). Very important transactions have been concluded, among which the Hungarian M6 motorway.

Long-term commitments - Public/Project Finance

in billions of EUR	Sept. 30, 2005	Sept. 30, 2006	Variation
Belgium	29.7	30.5	+ 2.6%
France	55.1	58.5	+ 6.1%
Luxembourg	1.7	1.8	+ 8.6%
The Netherlands	0.9	1.0	+ 19.9%
United Kingdom	6.2	8.9	+ 43.3%
Sweden	3.6	4.0	+ 8.9%
Italy	30.5	35.8	+ 17.3%
Iberia (Spain & Portugal)	6.2	8.3	+ 34.0%
Germany	25.5	29.2	+ 14.6%
Central & Eastern Europe	2.8	4.9	+ 77.1%
America	39.6	44.8	+ 13.1%
Other	12.9	25.6	+ 97.8%
Total	**214.7**	**253.3**	**+ 18.0%**

The **debt management** activity continued to be very buoyant in the third quarter of 2006. In France, it represented EUR 8.3 billion of transactions in the first nine months of 2006, up 22% compared to last year. In Belgium, the activity reached EUR 1.7 billion. In Italy, EUR 1.0 billion outstanding debt has been restructured in the first nine months of 2006, a 44% increase compared to last year.

Short-term loan commitments amounted to EUR 21.2 billion as of September 30, 2006, a 10.4% increase compared to last year (EUR 19.2 billion). This increase is primarily due to the good activity in France (up 20% compared to the same period of 2005) and in Germany (x3.5) with short-term structured loans.

Deposits and assets under management for the business line's customers have continued to increase to the high amount of EUR 32.8 billion at the end of September 2006, a 14.3% increase in one year. This growth was mainly achieved in France, with a progression of 34.2% compared to the equivalent period last year and in Italy with a 11.6% increase. In Belgium, the level was slightly up (+1.7%) to EUR 19.6 billion.

Finally, regarding **insurance services** (excluding FSA), Dexia Sofaxis collected premiums for an amount of EUR 366 million during the first nine months of 2006, i.e. 5.0% more than in the first nine months of 2005. Dexia Insurance collected EUR 461 million of premiums in nine months, a stable level (-1%) compared to the same period last year. Finally, Dexia Epargne Pension's outstanding volumes increased by 3% to EUR 182 million as of the end of September 2006.

Regarding **FSA**[4], the business environment was not too favorable in the US municipal and the ABS markets but more favorable in the international market during the period. On the whole, the gross present value (PV) originations reached USD 617.8 million in the first nine months, a decrease of 14.3% compared to the record level of 2005.
In the *US municipal market*, the refunding activity declined as expected, and the level of insurance penetration was lower than in 2005. In this context, FSA was able to maintain a 22% market share of the insured issues. The gross present value (PV) premiums amounted to USD 216.8 million, down 37.1% compared to the same period of last year, explained partly by the fact that the 2005 figures were boosted by the contribution of the Chicago Skyway transaction.
In the *US asset-backed securities* (ABS) sector, originations decreased by 56.8% to USD 74.0 million. This important decline reflects the combination of the tight spreads environment, and the very high quality of the business originated.
FSA's *international* business was very successful: PV premiums originated expanded by 85.8% in the third quarter of 2006, reaching USD 90.0 million (versus USD 48.4 million for the same period in 2005) and bringing the nine-month gross present value premiums originated to USD 242.0 million (+82.6% in one year). This strong production was mainly the result of UK public infrastructure transactions, particularly with water and other utility companies.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q3 2005	Q3 2006	Variation	Var. at constant exch. rate	9M 2005	9M 2006	Variation	Var. at constant exch. rate
Income	575	608	+ 5.7 %	+ 7.2 %	1,661	1,833	+ 10.3 %	+ 10.2 %
Costs	- 187	- 192	+ 2.6 %	+ 3.6 %	- 552	- 582	+ 5.5 %	+ 5.4 %
Gross operating income	387	415	+ 7.2 %	+ 8.9 %	1,109	1,251	+ 12.7 %	+ 12.5 %
Net income – Group share	**270**	**275**	**+ 2.0 %**	**+ 3.7 %**	**744**	**840**	**+ 12.9 %**	**+ 12.7 %**
Cost-income ratio	32.6%	31.6%	-	-	33.2%	31.8%	-	-
ROEE**	25.6%	22.1%	-	-	23.5%	22.5%	-	-

* i.e. excluding non-operating items; pro forma for Q3 2005 and 9M 2005.
** Return on economic equity, annualized.

[4] For more details, see press release dated November 13, 2006, available on the company website *www.fsa.com*.

Underlying results

Net income – Group share for the first nine months amounted to EUR 840 million (+12.9% over the same period in 2005). Excluding the positive impact of the dollar, the raise would have been 12.7%. The third quarter delivered an increase of +2.0%, notably as a result of tax expenses as more revenues came from countries with higher tax rates. Geographically the good performance of the net income stemmed particularly from the United Kingdom, Germany, Eastern and Central Europe and Iberia as well as from the activity booked at headquarters. The contribution of FSA to the business line's first nine-month net income – Group share amounted to EUR 214 million (up 22.1%) and represents a quarter of the business line's revenues. The contribution to the business line net income – Group share of the Corporate and Project Finance activity is growing very significantly, thanks to the good performance observed in Belgium, America and the United Kingdom.

Total income of the business line reached EUR 1,833 million for the first nine months of 2006 (+10.3% over the same period one year ago).
In the third quarter, total income stood at EUR 608 million, up 5.7% over the same quarter last year, keeping in mind that the third quarter at FSA was record high in 2005.

Costs amounted to EUR 582 million as of September 30, 2006, an increase of 5.5% over the same period of 2005. This growth, moderate in view of the evolution of the revenues, is mainly due to the development of the franchise and the book of assets of Dexia worldwide.

As a result, **gross operating income** amounted to EUR 1,251 million in the first nine months, up 12.7% compared to the same period last year.
In the third quarter, gross operating income reached EUR 415 million, an increase of 7.2%.

The **cost-income ratio** of the business line in the first nine months of 2006 stood at the level reached in the first half (31.8%), and improved more significantly compared to the same period of 2005 (33.2%).

The **cost of risk** for the third quarter amounted to EUR 11 million, versus EUR 13 million in 2005. For the first nine months of the year, it amounted to EUR 36 million, compared to EUR 20 million for the same period one year ago. During the first quarter of 2005, a number of write-backs were made, giving a very low base for comparison.

The **return on economic equity** (ROEE – annualized) reached 22.5% for the first nine months of 2006, still a very satisfying level, given the quality of the portfolio.

2. Personal Financial Services

Activity

As of September 30, 2006, total customer assets amounted to EUR 127.8 billion, a 5.3% increase in one year and a 4.5% growth since the beginning of 2006.
As far as business lines are concerned, on-balance-sheet customer assets stood at EUR 53.9 billion (+2.3% in one year and +3.1% since the beginning of the year), while off-balance-sheet assets increased by respectively 6.1% and 5.2%, reaching EUR 63.6 billion. Life insurance products were increasing as well, standing at EUR 10.4 billion (up respectively 17.2% and 8.3%). The loans book went up 14.3% in one year.
The main tendencies prevailing in the third quarter of the year were the following: i) a steady increase of off-balance-sheet products; ii) the usual seasonality impact observed on deposits during the summer period; iii) a favorable market effect; iv) a lesser competitive pressure in the field of mortgages.

In **retail banking**, total customer assets reached EUR 82.4 billion, a 1.8% increase in one year. On the one hand, the eurobonds issued by the Group recorded a remarkable progression, particularly in the third quarter of 2006, with a 12.6% increase in one year and a 10.5% growth since the beginning of the year. The life insurance technical reserves went up 14.5% in one year (and 6.8% since the beginning of the year) thanks to the commercial actions taken in Belgium (1.1% tax taken in charge by the bank at the beginning of first quarter 2006, reduction of entry fee in second quarter 2006 and temporary increase of the guaranteed income for Branch 21 products). On the other hand, the evolution of the deposits year-on-year was slightly negative (-0.7%), following the success of the above-mentioned products.

Private banking customer assets reached EUR 45.5 billion, a 12.4% increase year-on-year, and a 11.5% progression from the beginning of the year. The whole product range experienced a more than satisfying evolution: cash management products were up 27.4% in one year, and life insurance technical reserves up 26.0% in one year. The mutual funds, which suffered in the second quarter of the year from a negative market effect, are now back to a better trend, with an increase of 6.0% in one year.

Customer assets (at quarter end)

in billions of EUR	Sept.05	Dec. 05	March 06	June 06	Sept.06	Variation Sept.06 / Dec. 05	Variation Sept.06 / Sept.05
Balance-sheet products (Deposits, savings bonds...)	52.6	52.3	53.1	54.5	53.9	+ 3.1%	+ 2.3%
Off-balance-sheet products (Mutual funds, securities...)	59.9	60.5	62.4	60.8	63.6	+ 5.2%	+ 6.1%
Insurance (Life insurance technical reserve)	8.9	9.6	10.0	10.2	10.4	+ 8.3%	+ 17.2%
Total customer assets	**121.4**	**122.3**	**125.6**	**125.5**	**127.8**	**+ 4.5%**	**+ 5.3%**
of which retail banking	*80.9*	*81.5*	*82.6*	*82.3*	*82.4*	*1.0%*	*1.8%*
of which private banking	*40.5*	*40.8*	*43.0*	*43.2*	*45.5*	*11.5%*	*12.4%*

Outstanding loans to retail and private customers amounted to EUR 31.3 billion, increasing by 14.3% in one year and by 9.7% from December 31, 2005, an evolution still led by the mortgage loans activity (respectively +16.3% and +11.2%), in a slightly less competitive environment in the third quarter than in the previous months, and in consumer loans, respectively +8.6% and +8.1%. As observed in the recent past, the level of refunding in mortgage loans continues to decrease.

Customer loans (at quarter end)

in billions of EUR	Sept.05	Dec. 05	March 06	June 06	Sept.06	Variation Sept.06 / Dec. 05	Variation Sept.06 / Sept.05
Mortgage loans to retail customers	*16.3*	*17.1*	*17.8*	*18.5*	*19.0*	*+ 11.2 %*	*+ 16. 3%*
Consumer loans to retail customers	*2.3*	*2.3*	*2.3*	*2.4*	*2.4*	*+ 8.1 %*	*+ 8.6 %*
Loans to SMEs and self-employed	*6.2*	*6.4*	*6.4*	*6.4*	*6.5*	*+ 2.7 %*	*+ 5.6 %*
Loans to Private banking customers	2.7	2.9	2.8	3.3	3.4	+ 18.2 %	+ 27.2 %
Total customer loans	**27.4**	**28.6**	**29.3**	**30.6**	**31.3**	**+ 9.7 %**	**+ 14.3 %**

Underlying* results – Personal Financial Services

in millions of EUR	Q3 2005	Q3 2006	Variation	9M 2005	9M 2006	Variation
Income	553	563	+ 1.9 %	1,647	1,684	+ 2.2 %
Costs	- 394	- 394	+ 0.1 %	- 1,163	- 1,180	+ 1.5 %
Gross operating income	159	169	+ 6.5 %	484	504	+ 4.1 %
Net income – Group share	**109**	**122**	**+ 11.6 %**	**326**	**368**	**+ 12.7 %**
Cost-income ratio	71.3%	70.0%	-	70.6%	70.1%	-
ROEE**	24.8%	28.0%	-	24.6%	28.1%	-

* i.e. excluding non-operating items; pro forma for Q3 2005 and 9M 2005.
** Return on economic equity, annualized.

Underlying results

Net income – Group share of Personal Financial Services for the first nine months of 2006 amounted to EUR 368 million, up 12.7% compared to the same period of 2005. It stood at EUR 122 million in the third quarter of 2006, up 11.6% on the same quarter of the previous year. This good underlying profitability has been achieved through a relative favorable evolution of revenues and costs.

Total income for the first nine months of 2006 stood at EUR 1,684 million, up 2.2% compared to the same period of 2005. In Luxembourg, the income progression both of retail and private banking was satisfactory. In Belgium, the progression was mitigated due to the competitive market environment in mortgages.
Third quarter total income stood at EUR 563 million, posting a 1.9% rise compared to the third quarter of 2005.

Costs for the first nine months of 2006 stood at EUR 1,180 million, a 1.5% increase compared to the same period of 2005, which is in line with the business line's target. In the third quarter they amounted to EUR 394 million, the same amount as last year. Costs decreased in the retail segment, and slightly increased in private banking due to the continuing development in this activity, particularly in Luxembourg. Of note, the total number of branches in Belgium amounted to 1,034 at the end of September 2006 (i.e. 35 branches less than at the beginning of the year).

As a result, **gross operating income** for the first nine months of 2006 increased to EUR 504 million, up EUR 20 million on one year earlier. The **cost-income ratio** continued to improve to reach 70.1% versus 70.6% for the same period of last year.

The **cost of risk** remained at a low level, at EUR 10 million in the third quarter, and EUR 16 million in the first nine months of 2006 (-3.1% compared to the same period of last year).

The **return on economic equity** (ROEE – annualized) thus reached a strong 28.1% in the first nine months of 2006, up from 24.6% for the same period in 2005.

3. Asset Management

Activity

Assets under management exceeded the symbolic threshold of EUR 100 billion to reach EUR 102.3 billion as of September 30, 2006, a 16.4% increase in one year and a progression of 5.1% in the last quarter. Since the beginning of the year, the total assets under management achieved a significant progression of EUR 11.7 billion (+12.9%).

The EUR 5 billion progression observed during the third quarter is explained by a positive net new cash of EUR 2.0 billion (+2%), as well as a positive market effect of EUR 3.0 billion (+3.1%). The EUR 2 billion net new cash generated came mainly from institutional investment funds (EUR 0.8 billion) and institutional mandates (EUR 1.0 billion).

The progression from the beginning of the year can be explained by the same elements, with respectively EUR 9.4 billion (+10.4%) of net new cash and a EUR 2.3 billion (+2.5%) positive market effect.

Total assets under management stemming from institutional mandates reached EUR 27.7 billion at the end of September, a 30.7% increase compared to September 2005. Similarly, the progression of institutional mutual funds was very satisfactory, to EUR 22.8 billion (+16.9% in twelve months).

As of September 30, total assets under management distributed by Dexia Asset Management sales team amounted to EUR 42.8 billion, a EUR 6.5 billion increase during the first nine months of the year.
40% of the net new cash risen by Dexia Asset Management Institutional Sales Team came from France, 22% from Australia and the remaining part from other European continental countries.

Underlying* results – Asset Management

in millions of EUR	Q3 2005	Q3 2006	Variation	9M 2005	9M 2006	Variation
Income	46	51	+10.0%	136	172	+ 26.5 %
Costs	- 27	- 32	+20.4%	- 76	- 97	+ 28.4 %
Gross operating income	20	19	-4.0%	60	74	+ 24.0 %
Net income – Group share	**17**	**20**	**+14.3%**	**55**	**68**	**+ 23.6 %**
Cost-income ratio	57.5%	62.9%		55.8%	56.7%	
ROEE**	85.7%	70.6%		90.6%	80.8%	

* i.e. excluding non-operating items; pro forma for Q3 2005 and 9M 2005.

** Return on economic equity, annualized.

Underlying results

The third quarter is another very satisfying quarter for the Asset Management activity, with **net income – Group share** posting a 14.3% increase, to EUR 20 million. On a nine-month basis, the result reached EUR 68 million, up 23.6%.

Revenues in the third quarter of 2006 were up 10.0% to EUR 51 million. Revenues were up 26.5%, to EUR 172 million in the first nine months of 2006. This performance shows the steady growth of the management and performance fees. It is to be noted that performance fees in the third quarter were minimal.

Costs are growing by EUR 21 million in twelve months, reflecting an increase in staff, especially investment professionals (+54 Full Time Equivalents compared to 2005), bonuses increasing in connection with performance fees, and also the ongoing commercial development. Dexia Asset Management opened in 2006 a branch in Sweden and in Germany, as well as a representative office in Bahrain. Costs were up EUR 5 million quarter on quarter, for the reasons described above.

The **gross operating income** stood at EUR 74 million for the first nine months, up 24.0%, and at EUR 19 million in the third quarter.

The **return on economic equity** (ROEE – annualized) remains at a very high level (80.8% in the first nine months of 2006).

4. Insurance Services

Activity

The **premiums** collected in the insurance business amounted to EUR 885 million in the third quarter of 2006, a 29.0% increase compared to the EUR 686 million collected in the same period of 2005. Of note, 2006 has been impacted by the introduction of a new legal tax on Belgian life insurance, leading to the lowering of the entry fees. The nonlife activity showed a slight increase (+2.0%) while the life insurance peaked with a 33.6% increase with notably a very strong activity within the Branch 21 products. 89% of premiums in the third quarter of the year stemmed from life insurance, of which 90% from Branch 21 products. The comparison for the first nine months of 2006 is also very satisfactory, with gross written premiums increasing by 23.6% to reach EUR 2,889 million.

Underlying* results – Insurance Services

in millions of EUR	Q3 2005	Q3 2006	Variation	9M 2005	9M 2006	Variation
Income	33	57	+76.1%	144	186	+ 29.4%
Costs	- 33	- 37	+11.3%	- 93	- 105	+ 13.1 %
Gross operating income	- 1	20	n.s.	51	81	+ 59.4 %
Net income – Group share	**10**	**26**	**x2.5**	**52**	**79**	**+ 50.2 %**
Cost-income ratio	101.8%	64.3%	-	64.7%	56.5%	-
ROEE**	6.4%	12.4%	-	10.7%	12.7%	-

* i.e. excluding non-operating items; pro forma for Q3 2005 and 9M 2005.
** Return on economic equity, annualized.

Underlying results

The comparison of period-to-period results should bear in mind that additional reserving requirements induced by LAT (Liability Adequacy Test) were made in Q3 2005, later offset in Q4 2005.

Net income – Group share of Insurance Services stood at EUR 79 million, up EUR 27 million (+50.2%) in the first nine months of the year 2006 compared to the same period last year. This resulted from a high increase of revenues (+29.4%) and a lower increase of costs (+13.1%). During the third quarter of 2006, the net income – Group share amounted to EUR 26 million, a very strong increase (x2.5) compared to last year level thanks to higher revenues (+76.1%).

Revenues in the first nine months of the year were up 29.4% to reach EUR 186 million, a progression resulting from i) very satisfactory net interest and dividend income, explained by the Branch 21 strong activity (partly offset by the reserves recorded in the technical margin) and a more significant investment portfolio; ii) lower production of Branch 23 products and less commission income; iii) the LAT reserves made in the first nine months of 2005. For the third quarter of 2006, both the good production and the adverse impact of LAT reserves in Q3 2005 are the main factors explaining the 76.1% increase in revenues quarter on quarter.

Costs were up 13.1% amounting to EUR 105 million at the end of the first nine months of 2006. The increase is mainly explained by new staff expense linked to the expansion and by various investment projects conducted through Dexia Insurance Services (e.g. IT developments in nonlife).

To recall, under the current business segmentation, insurance services cover only the "factory activities", i.e. they exclude the contribution of the distribution, which is largely lodged in Dexia's two main business lines (Public/Project Finance and Personal Financial Services). For an overall reading, please refer to the focus below, including the report on Dexia Insurance Services as a wholly-owned subsidiary.
As from January 1, 2007 Insurance Services will be assigned to the distribution business lines and so largely to Personal Financial Services.

***Focus on insurance activities** (excluding FSA and Dexia Sofaxis)*

	Total gross written premiums					
in millions of EUR	*Q3 2005*	*Q3 2006*	*Variation*	*9M 2005*	*9M 2006*	*Variation*
Total premiums	***686***	***885***	***+29.0%***	***2,338***	***2,889***	***+ 23.6%***
Nonlife	***99***	***101***	***+2.0%***	***320***	***334***	***+ 4.4%***
Life	***587***	***784***	***+33.6%***	***2,018***	***2,555***	***+ 26.6%***
Branch 21 (classical life included)	*437*	*710*	*+62.5%*	*1,556*	*2,214*	*+ 42.3%*
Branch 23 (unit-linked contracts)	*117*	*56*	*-52.1%*	*389*	*258*	*-33.8%*
Branch 26 (guaranteed/public sector)	*32*	*18*	*-43.8%*	*73*	*84*	*+14.5%*

Total premiums	***686***	***885***	***+29.0%***	***2,338***	***2,889***	***+ 23.6%***
Public/Project Finance (PPF)	*123*	*146*	*+19.8%*	*465*	*461*	*-1.0%*
Personal Financial Services (PFS)	*478*	*492*	*+2.9%*	*1,627*	*1,821*	*+12.0%*
Insurance Services	*85*	*247*	*+289.7%*	*246*	*607*	*+146.6%*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission-type revenues, whilst the "Insurance Services" segment handles the "manufacturing" functions, and generates essentially technical and financial revenues.

Total gross written premiums collected in the first nine months of 2006 within all units of the Group (excluding the businesses of FSA and Dexia Sofaxis) amounted to EUR 2,889 million. The leading collector is PFS with 63%, followed with 21% directly collected through the Insurance Services segment, the remaining 16% premiums collected coming from the institutional clients of the PPF business line. 66% of premiums collected is stemming from Belgium and the balance is coming essentially from France (under the brand Dexia Epargne Pension) and Luxembourg (essentially Dexia Life & Pensions).

The first three quarters of 2006 were very intense in life insurance business: premiums collected amounted to EUR 2,555 million, up 26.6% in one year. This is the result of the combined effects of: i) various commercial campaigns conducted in Belgium; ii) the rocketing production within Dexia Epargne Pension which benefited from new partnerships concluded with third-party distribution channels; iii) a successful training program conducted with the Dexia Bank Belgium agents.

Total revenues of Dexia's insurance activity amounted to EUR 354 million in the first nine months of 2006 (+15.5% over the same period of the previous year), i.e. nearly 8% of total Dexia Group's revenues. The respective contributions of the business lines to first nine-month revenues were 5% from PPF, 45% from PFS, and 50% from the Insurance Services segment.

For the purpose of monitoring the insurance business within the Group, management looks at the originations of premiums, and "top line" contributions by business lines – as presented above – as the best proxy to activity performance. Financial performance, by contrast, is analyzed at the level of the consolidated financial statements of Dexia Insurance Services (DIS) – as summarized in the table below – which represents by far the largest insurance unit within the Group.

Dexia Insurance Services

in millions of EUR	*Q3 2005*	*Q3 2006*	*Variation*	*9M 2005*	*9M 2006*	*Variation*
Revenues	*68*	*100*	*+ 46.0 %*	*260*	*303*	*+ 16.4 %*
Costs	*- 51*	*- 58*	*+ 12.7 %*	*- 155*	*- 169*	*+ 9.1 %*
Taxes and other	*5*	*-2*	*n.s.*	*-16*	*-21*	*+ 26.2 %*
Net income - Group share	***22***	***40***	***+ 77.1 %***	***89***	***113***	***+ 27.6 %***

In the first nine months of 2006, DIS generated EUR 303 million of total revenues, up 16.4% on the first nine months of 2005. This increase is mainly related to the positive evolution of the outstanding amounts and to the absence of LAT related reserving requirements in 2006 as wel as several factors in opposite directions of which: i) anticipations on the stock exchange in the first half of the year, leading to realized capital gains which were used to guarantee an important part of the reserves dedicated to the discretionary participation features of the contracts); ii) lower commission income with the life Branch 23 products as the outstanding amounts decreased in 2006; iii) the reduction of entry fees aimed at mitigating the new tax in Belgium.

The increase of costs reflects both higher staff numbers in the French operations, linked to the strong business developments made within Dexia Epargne Pension, and the various investment projects conducted through Dexia Insurance Belgium, notably a new IT platform in the nonlife activity. The taxes increased in the third quarter of 2006 (EUR +7 million) due to the taxable result of a reinsurance treaty cession between subsidiaries but also to the foreign withholding taxes formerly booked in financial income and now booked in tax results.
The net income – Group share for the first nine months reached EUR 113 million, a 27.6% increase in one year.

5. Investor Services

Activity

RBC Dexia Investor Services confirmed its promising start, with total *assets under administration* amounting to USD 2,170 billion at the end of September 2006, a 20.6% increase over one year and a 4.3% increase in three months, thanks notably to a strong organic growth and the appreciation of the Canadian dollar.

In the *transfer agent* activity, the number of shareholder accounts rose by 13.8% over the year and 0.4% during the third quarter thanks mainly to the organic growth. Some high profile transactions have been concluded in the last three months such as with Goldman Sachs JBWere Asset Management which has selected RBC Dexia Investor Services as fund administrator and transfer agent for its AUD 8 billion portfolio of funds in Australia. These will support the continuous growth in the coming months.

The number of funds under administration in the *central administration* activity experienced a 19.2% increase in twelve months and a +12.4% in three months due to a very strong commercial activity, with notable successes such as the large new mandate won with Manulife Financial which has selected RBC Dexia Investor Services as fund administrator for its CAD 26 billion portfolio.

Underlying* results – Investor Services

in millions of EUR	Q3 2005	Q3 2006	Variation	Var. at constant exch. Rate	9M 2005	9M 2006	Variation	Var. at constant exch. rate
Income	80	88	+10.3%	+9.2%	228	277	+ 21.4 %	+ 15.8%
Costs	- 61	- 61	+0.1%	-1.4%	- 169	- 183	+ 8.3 %	+ 3.4 %
Gross operating income	18	27	+44.2%	+44.2%	59	94	+ 59.0 %	+ 51.4 %
Net income – Group share	**12**	**18**	**+53.4%**	**+53.4%**	**38**	**61**	**+ 60.0%**	**+ 52.6%**
Cost-income ratio	76.8%	69.7%	-	-	74.1%	66.1%	-	-
ROEE**	87.5%	100.3%	-	-	96.1%	114.9%	-	-

* i.e. excluding non-operating items; pro forma for Q3 2005 and 9M 2005.
** Return on economic equity, annualized.

Underlying results

Net income – Group share for the first nine months of 2006 went up EUR 23 million (EUR 20 million at constant exchange rate) to reach EUR 61 million, confirming the very good start of the new joint venture.

Revenues went up EUR 49 million (+21.4% or +15.8% at constant exchange rate) to EUR 277 million in the first nine months of 2006. The third quarter is in line with the very satisfactory first and second quarters' levels. This continuing growth stems mainly from the robust core business but also from the foreign exchange activity.

Costs are up EUR 14 million (EUR 6 million at constant exchange rate), largely driven by the staffing requirements in central administration. One can see a nice incidence on the cost-income ratio with revenues oriented upwards while costs are increasing at a much slower pace.

6. Treasury and Financial Markets (TFM)

Activity

This business line includes Group Treasury, Fixed Income, and Market Engineering and Trading (MET).

The Group **Treasury** activity is in charge of the financial management of Dexia's balance sheet. This segment includes the teams in charge of the long and short-term funding and the management of liquidity. New long-term issues (2 years and more) amounted to EUR 22.3 billion, of which two-thirds bear the AAA signatures of Dexia Municipal Agency and Dexia Kommunalbank Deutschland. The average cost of the new issues in the first nine months of 2006 continued to decrease, and the average life of the new issuances stood at 7.9 years. A significant part (55%) of the long-term funding was sourced, as previously, from private placements with institutions. It is worth noting that in the retail activity (18% of total issuances), Dexia Crédit Local issued the first "Uridash double tranche" transaction (public issuance sold on the Japanese retail market). Short-term funding was very active, with increasing volumes (+43% compared to the level of the first nine months 2005), and most especially in the interbank market and with the central banks.

The **Fixed Income** business manages the Credit Spread Portfolio, and runs the Securitization, Sales and Structured Finance teams. It also supports the Public Sector Debt Origination and related Portfolio Management activities. The Credit Spread Portfolio activity was less buoyant – due to a traditionally quiet summer period – after the very large investments made during the first half. EUR 16.8 billion new investments were realized in the first nine months of 2006, a level in line with year's expectations. The Credit Spread Portfolio stood at EUR 71.0 billion as of September 30, 2006. The portfolio includes 99% of investment-grade instruments, and 77% have a AA- rating or better; 93% of the investment lines are classified as available for sale. Concerning securitization, where Dexia acts as an advisor, arranger and/or underwriter, the business performed also very well, with 19 deals concluded both in Europe and in the United States, versus 13 in the first nine months of 2005.

Costs went down 0.6% to EUR 124 million in the first nine months of 2006, a EUR 1 million decrease linked to the equity-brokerage activities in France, which have been restructured in 2005, bringing down the cost base in 2006.

The **gross operating income** thus increased to a robust EUR 289 million in the first nine months of 2006, up 16.6% on the same period one year ago.

Finally, **tax expense** increased by EUR 30 million in the first nine months of 2006 to reach EUR 62 million. This increase is half explained by the rising gross operating income whilst the other half comes from MET's arbitrage strategies accounting impact, with products embedding cash and derivative instruments whose change in value may cause simultaneously both increased revenues and taxes at times, or reduced revenues and taxes at other times.

An increase of the allocated equity to the Fixed Income segment led to a slight decrease of the **return on economic equity (ROEE)**, yet to a satisfactory level of 21.9% (annualized) for the first nine months of 2006.

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five analytical segments in the organization, Central Assets mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and the results of currency hedging contracts. Central Assets also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since 2005, Central Assets has also included all the results of the share-leasing activities at Dexia Bank Nederland.
Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the non-operating items are isolated and described in detail on page 22 of the Activity Report Q3 2006. In particular, since the introduction of IAS 32&39 in 2005, the variations of income caused by the marking to market of FSA's CDS portfolio are considered "non-operating".
The table below summarizes the aggregate contribution of Central Assets and non-operating items to Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q3 2005*	Q3 2006	9M 2005*	9M 2006
Income	72	172	194	562
Costs	-66	-91	-191	-237
Gross operating income	**6**	**81**	**3**	**325**
Cost of risk	37	13	9	-17
Impairment on (in)tangible assets	0	0	1	-1
Tax expenses	-31	0	49	35
Minority interests	2	5	4	18
Net income – Group share	**10**	**90**	**57**	**325**

* pro forma for Q3 2005 and 9M 2005.

In the first nine months of 2006, the contribution of all the components described above to the net income – Group share was EUR +325 million, compared to EUR 57 million in the equivalent period of 2005. This stems from various factors impacting almost all headings of the statement of income, as follows:

Concerning **total income**, the increase from EUR 194 million to EUR 562 million (EUR +368 million) is mainly explained by:

- a EUR 356 million positive increase in capital gains reaching EUR 435 million in the first three quarters of 2006 (in particular EUR 227 million linked to RBC Dexia Investor Services, EUR 34 million on the sale of Creatis and the activity of Flexia and EUR 88 million from the sale of Veolia Environnement shares), against EUR 79 million in the first nine months of 2005;
- the impact of the marking to market of FSA's CDS portfolio was relatively neutral: EUR 20 million in the first nine months of 2006 versus EUR 21 million in the first nine months of 2005;
- the increased Central Assets underlying contribution (DBnl excluded) of EUR +29 million stems from several factors in opposite directions: i) a EUR 46 million decrease in net interest earnings linked to a higher amount of economic equity allocated to the business lines; ii) a EUR 41 million revenue increase from foreign exchange (hedges included); iii) EUR 18 million additional revenues from subordinated debt impact (mainly from the reinvestment of the Hybrid Tier 1 issued by Dexia Crédit Local); iv) EUR 13 million stemming from the placement of the capital issued and hedges in view of the payment of the DenizBank shares; v) different items for the balance;
- a EUR 17 million decrease at Dexia Bank Nederland due to the reduction of the share-leasing portfolio and the movement of the provision for interest discount on loans accepting the "Dexia Offer".

During the third quarter of 2006, total income increased by EUR 100 million (to EUR 172 million) compared to the same period of 2005, which is explained by several factors in opposite directions, the main ones being:

- a EUR 92 million increase in capital gains reaching EUR 132 milllion in third quarter 2006 which mainly comprises EUR 17 million from the sale of the Flexia activity and EUR 81 million from the sale of Veolia Environnement shares.
- a negative EUR 36 million variation of the marking to market of FSA's CDS portfolio;
- a EUR +30 million variation in Central Assets (DBnl excluded), stemming among other from a negative contribution (EUR -12 million) of interest earnings owing to the economic equity, a positive evolution (EUR +10 million) of foreign exchange (hedges included), and additional revenues (EUR +6 million) from subordinated debt issued and EUR 13 million stemming from the placement of the capital issued and hedges in view of the payment of the DenizBank shares;
- a EUR 14 million net increase at Dexia Bank Nederland due to i) the positive results of unwinding hedging contracts and ii) the negative impact in revenues of the reduction of the portfolio.

Concerning **costs**, most of the EUR 46 million increase in the first nine months stems from several items booked in Central Assets, among which EUR 10 million for the impact of the installation of the new headquarters in Paris and in Brussels, EUR 6 million for provisions from pensions, EUR 6 million for consultancy fees, EUR 12 million for the reinforcement of central functions at holding level and other items such as IFRS 2, and miscellaneous items for the balance. During the third quarter of 2006, costs increased by EUR 25 million compared to the same period of 2005 for the various reasons discussed above.

In the first nine months, the **cost of risk,** almost totally linked to Dexia Bank Nederland, stood at EUR -17 million. In the third quarter of 2006, a release of EUR 14 million was made, resulting from the positive evolution in the collateral value, mitigated by the update of the parameters of the provision calculation and the effect of quicker-ending contracts.

Finally, concerning the **tax charge** for the first three quarters of 2006, a net tax credit appears again, in the amount of EUR 35 million, against EUR 49 million in the same period of 2005. Last year, it came mostly from the settlement of tax disputes, tax credits caused by the impairment of participations and the tax incidence of the non-operating items of the period. This year, it is mainly explained by the negative underlying result of Central Assets, and fewer tax credits linked to the tax dispute settlement.